Exhibit 12.1

Volcano Corporation

Computation of Earnings to Fixed Charges Ratio

(Unaudited—in thousands)

	Years Ended December 31,
	2008	2007	2006	2005	2004
Net loss
Loss before provision for income taxes	$(13,085)	$(26,052)	$(8,305)	$(15,191)	$(16,154)
Fixed charges	758	668	4,356	5,586	5,061

Total	$(12,327)	$(25,908)	$(3,949)	$(9,605)	$(11,093)

Fixed Charges
Interest expense on indebtedness and amortization of deferred financing costs	$113	$199	$4,013	$5,311	$4,784
Interest component of rentals (1)	645	469	343	275	277

Total	$758	$668	$4,356	$5,586	$5,061

Deficiency of earnings available to cover fixed charges	$(13,085)	$(26,576)	$(8,305)	$(15,191)	$(16,154)

(1)	Represents the estimated portion of operating lease rental expense that is considered by us to be representative of interest and amortization of discount related to indebtedness.